5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001014160
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Ohio Casualty Corporation
  0000073952
  <IRS-NUMBER>31-0783294
</SUBJECT-COMPANY>
<PERIOD>12/31/02

5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   CARMICHAEL, DAN R
   4606 MAXWELL DR
   MASON, OH  45040

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   President and CEO

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     7,600          D  Direct
Common Stock                                                                                     635            I  Employee Savings
                                                                                                                   Pln
Common Stock                                                                                     32,600         I  by Trust


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $13.2600                                                                   12/12/03     12/12/12
(right to buy)
Non-Qualified Stock Option     $9.7500                                                                    12/12/01     12/11/10
(right to buy)
Non-Qualified Stock Option     $14.3800                                                                   12/11/02     12/12/11
(right to buy)
Phantom Stock Units                            12/31/02       A         250                               (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   400,000                   400,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   400,000                   400,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   400,000                   400,000       D   Direct
(right to buy)
Phantom Stock Units            12/31/02  Common Stock                   250                       4,046         I   Supplemental ESP


Explanation of Responses:

(1)  The phantom stock units were acquired under Ohio Casualty Corporation's Supplemental Executive Savings Plan
     and will be settled upon the reporting person's retirement or other termination of service.



SIGNATURE OF REPORTING PERSON

/S/ CARMICHAEL, DAN R

DATE 01/30/03